

June 26, 2012

Via E-mail
Anthony Housefather
Secretary
Dialogic Inc.
1504 McCarthy Boulevard
Milipitas, CA 95035

> **Re:** **Dialogic Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 11, 2012**
> **File No. 001-33391**

Dear Mr. Housefather:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via E-Mail
        James F. Fulton, Jr.
        Cooley LLP